FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that
Gold Fields Limited has granted on 1 March 2011 (“the Grant
Date”), Share Appreciation Rights (“SARS”) and Performance
Vesting Restricted Shares (“PVRS”) to the directors of
major subsidiaries of Gold Fields Limited as set out below.
These offers were accepted on 2 and 7 June 2011.

SARS are allocated at the volume weighted average price of Gold
Fields shares over the 20 trading days preceding the Grant Date.
SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the
Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

PVRS are conditionally awarded with the final number settled after three years dependent on the performance criteria set being met. The number of shares to be settled will range from 0% to
300% of the conditional award. The determined number of PVRS will be settled to the participant in shares or in cash at the
Company’s discretion.
Name
MD Fleischer
Position Director of major subsidiaries
Company Gold Fields Limited
No of SARS granted 9,113
SARS strike price R119.15
No of PVRS granted 10,425
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial

Name
TW Rowland
Position Director of major subsidiaries
Company Gold Fields Limited
No of SARS granted 5,963
SARS strike price R119.15
No of PVRS granted 6,113
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
Name
KFL Moabelo
Position Director of major subsidiaries
Company Gold Fields Limited
No of SARS granted 6,488
SARS strike price R119.15
No of PVRS granted 6,638
PVRS strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction Grant of SARS and PVRS
Vesting Period
The PVRS and SARS vest on the
third anniversary of the Grant
Date
Nature of interest Direct Beneficial
In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

7 June 2011
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 8 June 2011
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs